                                                                     Exhibit 1.1



       KONGZHONG CORPORATION REPORTS THIRD QUARTER 2005 FINANCIAL RESULTS
  -- COMPANY REPORTS RECORD REVENUE AND 13TH STRAIGHT QUARTER OF REVENUE GROWTH

Beijing, China, November 15, 2005 -- KongZhong Corporation (NASDAQ: KONG), a leading provider of advanced second generation (2.5G) wireless value-added services in China, today announced its unaudited third quarter 2005 financial results.


FINANCIAL HIGHLIGHTS:

* Total revenues in the third quarter of 2005 grew 64% year-over-year and 10% sequentially to a new record of $20.25 million, exceeding the high end of our third quarter revenue guidance of $19 to $19.5 million. Since inception, the Company has grown its revenues every quarter for 13 consecutive quarters.
* 2.5G revenue grew 36% year-over-year and 6% sequentially to $14.37 million. 2.5G revenue resumed growth from the second quarter of 2005 on the strength of JAVA and multimedia messaging service (MMS) platforms.
* Java revenue grew more than 135% sequentially to reach a new record of $1.07 million during the third quarter, compared to $455,000 in the second quarter of 2005.
*    2G revenue grew 220% year-over-year and 22% sequentially to $5.87 million.
* The Company made a one-time provision of $3.5 million related to the pending settlement of class action lawsuit during the quarter.
* Diluted earnings per ADS were $0.10. If the Company had not incurred the one-time $3.5 million provision and $129,000 in legal expense related to the class action settlement, the diluted earnings per ADS would have been $0.10 greater.

Commenting on the results, Yunfan Zhou, Chairman and Chief Executive Officer, said, "We are very pleased that we had another record breaking quarter. Our Java game revenue surpassed the $1 million mark for the first time and grew by more than 135% from the second quarter. We believe, in terms of revenue, we continue to be the No. 1 player in the 2.5G wireless valued added services (WVAS) space in China. In the coming months, we will focus on gaining market share and investing in our product development capabilities, KongZhong brands, and new products."


BUSINESS HIGHLIGHTS:

* The Company believes it remained the leader in China in terms of revenue from 2.5G services, including wireless access protocol (WAP), MMS, and Java platforms, based on the public disclosure of our industry peers and our market analysis.

* The Company continues to make progress in diversifying its revenue streams. In the third quarter, revenue from China Unicom, China Telecom, and China Netcom accounted for approximately 6% of total revenues, compared to 2% in the second quarter. The remaining 94% in the third quarter and 98% in the second quarter, respectively, were from China Mobile's customers.
* The mobile game business continued its strong growth. Revenue from 2.5G games reached $2.4 million in the third quarter, which was 34% higher than the previous quarter. Revenue from Java games during the quarter was $1.07 million, up 135% from $455,000 in the second quarter.
* The China Digital Entertainment Expos & Conference (ChinaJoy) gave KongZhong its "Best Wireless Game Provider" award and Mickey Mouse Mahjong, an internally-developed Java game with the licensed Disney Character, the "Best China Mobile Wireless Game" award.
* During the quarter, the Company established 6 additional color ring back tone (CRBT) connection points at provincial operators of China Mobile, China Unicom, China Telecom, and China Netcom. CRBT connection points totaled 50 as of September 30.
* The Company signed an agreement to be the exclusive WVAS provider for the MTV-Olay New Talents Hunt. The finals are planned for December 2005.
*    The Company signed agreements with:
          * the film "The Myth" featuring Jackie Chan. The Company has exclusive rights in China to develop WVAS products and services based on the movie's content. "The Myth" was released in September 2005;
          * the film "The Promise", directed by Kaige Chen, an international award winning director. The Company has exclusive rights in China to develop WVAS products and services based on the movie's content. "The Promise" was due for release in December 2005;
          *    Baidu to promote KongZhong's MMS service;
          * Gameloft to license its mobile game Band of Brothers based on the popular TV series;
          * GLU to license its mobile games Mr. and Mrs. Smith based on a recently released feature film;


FINANCIAL RESULTS:

(Note: Unless otherwise stated, all financial statement amounts used in this press release are based on US GAAP and denominated in US dollars.)

Revenues

Total revenue for the quarter increased 10% from the second quarter of 2005 and 64% from the same quarter of 2004 to reach a new record of $20.25 million. Revenue from 2.5G WVAS accounted for 71% of total revenue and revenue from 2G WVAS represented the remaining 29%.

Revenue from 2.5G services, which include services delivered using WAP, MMS, and Java technologies, grew 36% from the same period of 2004 and 6% from the second quarter of 2005 to $14.37 million. WAP revenue in the third quarter of 2005 was $9.54 million, an increase of 60% from the third quarter of 2004, but a decrease of 2% from the second quarter of 2005. The sequential decline in WAP revenue was caused mainly by a new policy that was introduced by China Mobile in April 2005 pursuant to which WAP subscriptions that have not been active for eight months are automatically cancelled.

MMS revenue in the third quarter of 2005 was $3.75 million, a decrease of 14% from the same period of 2004, but an increase of 14% from the second quarter of 2005. The sequential growth in MMS is because the MMS market has recovered from the negative impact of changed MMS revenue recognition policy introduced in early 2005 and the near completion of Mobile Information Service Center (MISC) migration at China Mobile. Java revenue in the third quarter was $1.07 million, a 442% increase from the third quarter of 2004 and a 135% increase from the second quarter of 2005, due to the improved Java infrastructure of China Mobile, an increase in Java enabled handsets in the China market, and the Company's promotional efforts during the quarter.

Revenue from 2G services, including short messaging service (SMS), interactive voice response (IVR), and CRBT, grew 220% from same period last year and 22% from the second quarter of 2005 to $5.87 million in the third quarter of 2005. SMS revenue in the third quarter of 2005 was $4.11 million, which was 186% higher than the same period of 2004 and 30% higher than the previous quarter. IVR revenue grew by more than 291% year-over-year, and 4% sequentially to reach $1.41 million in the third quarter of 2005. CRBT revenue grew by more than 905% year-over-year, and 15% sequentially to $0.34 million in the third quarter of 2005. The table below sets forth the revenue breakdown by technology platforms.

-----------------------------------------------------------------------------
                         3Q04         4Q04        1Q05        2Q05       3Q05
-----------------------------------------------------------------------------
2.5G:                     85%          90%         80%         74%        71%
-----------------------------------------------------------------------------
     WAP                  48%          47%         60%         53%        47%
-----------------------------------------------------------------------------
     MMS                  35%          41%         18%         18%        19%
-----------------------------------------------------------------------------
     Java                  2%           2%          2%          3%         5%
-----------------------------------------------------------------------------
2G:                       15%          10%         20%         26%        29%
-----------------------------------------------------------------------------
     SMS                  12%           7%         12%         17%        20%
-----------------------------------------------------------------------------
     IVR                   3%           3%          7%          7%         7%
-----------------------------------------------------------------------------
     CRBT and others       0%           0%          1%          2%         2%
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
Total                    100%         100%        100%        100%       100%
-----------------------------------------------------------------------------

By service/product category, the Company derived 59% of its revenue from interactive entertainment, 18% from media service, and 23% from community-related services (See table below for a detailed breakdown).

--------------------------------------------------------------------------------
                                  3Q04       4Q04       1Q05       2Q05     3Q05
--------------------------------------------------------------------------------
Interactive Entertainment          47%        50%        52%        57%      59%
--------------------------------------------------------------------------------
Media                              36%        36%        23%        20%      18%
--------------------------------------------------------------------------------
Community                          17%        14%        25%        23%      23%
--------------------------------------------------------------------------------
Total                             100%       100%       100%       100%     100%
--------------------------------------------------------------------------------

The Company made significant progress in diversifying operator relationships. Total revenues from the customers of China Unicom, China Telecom, and China Netcom accounted for approximately 6% of the third quarter total revenues, compared to 2% in the second quarter.


Expenses

The cost of revenue in the third quarter of 2005 totaled $8.12 million, an increase of 88% from the third quarter of 2004 and 21% from the second quarter of 2005. The year-over-year increase was driven by significantly higher business activities and was primarily due to higher payments to mobile operators, handset manufacturers, and content partners. The increase in cost of revenue from the previous quarter was due to higher transmission charges paid to mobile operators for using their channels and networks to mainly promote our Java games and gain market share. Net transmission charges paid to the operators increased by $644,000 or over 56% from the second quarter 2005. The increase represents approximately 3% of the third quarter total revenues. In addition, the Company continues to execute on its diversified growth strategy by expanding into the 2G services and targeting the customers of China Unicom, China Telecom, and China Netcom. The gross margin from 2G services and these operators are in general lower than the 2.5G customers of China Mobile. The gross margin for the third quarter declined to 60%.

Total operating expenses in the third quarter 2005 were $9.25 million, an increase of 66% over the previous quarter. The significant increase in operating expenses is largely due to the $3.5 million one-time non-recurring provision related to the pending settlement of the class action lawsuit made during the third quarter. The one-time provision and $129,000 in legal expense related to the issues raised in the class-action lawsuit represent approximately 18% of the third quarter total revenues.

Product development expenses increased by 9% quarter-on-quarter and represented 11% of revenue. Sales and marketing expenses increased by 11% quarter-on-quarter and represented 6% of revenue. The increase in product development and sales and marketing expenses was primarily due to increased promotional efforts, new business initiatives, and increase in number of employees and office space. The Company continues to invest heavily in its product development and sales and marketing capabilities, brand, distribution channels, and new products in order to further broaden product offerings and pursue a diversified growth strategy. General and administrative expenses increased by 2% from the second quarter of 2005 and represented 10% of revenue.

The Company's headcount increased by 10% from 686 at the end of the second quarter of 2005 to 754 as of September 30, 2005.


Pending Settlement of Class Action Lawsuit

As reported on September 14, 2005, the Company announced it had entered into a memorandum of understanding with counsel for the lead plaintiff to settle a class action lawsuit arising out of the Company's initial public offering in July 2004 for $3.5 million. A one-time non-recurring provision of $3.5 million for the settlement was made during the third quarter. The $3.5 million provision and the $129,000 in legal expense related to the issues raised in the class-action lawsuit together, represent approximately 18% of third quarter revenue and $0.10 per diluted ADS.


Earnings

Net income totaled $3.43 million in the third quarter, a decrease of 36% from $5.33 million in the same period of last year and 48% from $6.60 million in the second quarter of 2005. The Company's net margin contracted from 43% in third quarter 2004 and 36% in the second quarter of 2005 to 17%. Diluted earnings per ADS was $0.10, down from $0.19 in the previous quarter.

The decline in net income, net margin, and diluted earnings per ADS were due to the $3.5 million provision related to the class action lawsuit settlement. If the Company had not incurred the one-time $3.5 million provision and $129,000 legal expense related to the class action settlement, the net margin would have been 35% and diluted earnings per ADS would have been $0.10 greater than the reported earnings per diluted ADS of $0.10.

Balance Sheet and Cash Flow

At the end of the quarter, the Company had $111.73 million in cash and cash equivalents. Cash flow from operating activities totaled $10.62 million in the third quarter, compared to $0.74 million in third quarter 2004 and $6.11 million in the second quarter of 2005.


RECENT DEVELOPMENT

On November 14, 2005, the Company has entered into a definitive agreement to acquire all of the economic interest in a wireless value-added service provider in Hubei province, China, for a purchase price (net of cash in the company) of RMB4.4 million (approximately US$0.54 million).

JP Gan, Chief Financial Officer, concluded, "The acquisition in Hubei will help us further grow our SMS business and enhance our operations in central China. Although the one-time class action settlement provision negatively impacted our earnings, we believe we have executed well and delivered solid results in the third quarter. Once the class action lawsuit is fully resolved, we will be able to focus all of our time and efforts on business operations and executing on our diversified growth strategy."


FOURTH QUARTER 2005 OUTLOOK:

The Company expects revenue for the fourth quarter of 2005 to be between $21 and $22 million.


CONFERENCE CALL:

The Company's management team will conduct a conference call at 9:00 pm Beijing time (8:00 am Eastern time and 5:00 am Pacific time) on November 15. A webcast of this conference call will be accessible on the Company's web site at http://ir.kongzhong.com.

                              KongZhong Corporation

                Condensed Consolidated Statements of Income (US$
         thousands, except percentages, per share data, and share count)
                                   (unaudited)


                                                                         FOR THE THREE         FOR THE THREE         FOR THE THREE
                                                                          MONTHS ENDED          MONTHS ENDED          MONTHS ENDED
                                                                         SEP. 30, 2004         JUN. 30, 2005         SEP. 30, 2005
                                                                         -------------         -------------         -------------
Revenues                                                                       $12,360               $18,357               $20,255
Cost of revenues                                                                 4,323                 6,734                 8,120
                                                                         -------------         -------------         -------------
Gross profit                                                                     8,037                11,623                12,135
Operating expense
  Product development                                                            1,146                 2,091                 2,287
  Sales & marketing                                                                674                 1,183                 1,308
  General & administrative                                                       1,024                 1,900                 1,945
  Class action lawsuit settlement and legal
   expenses related to the issues raised in the                                                          326                 3,629
   class-action litigation commenced in August
  Amortization of deferred stock compensation                                      120                    56                    80
                                                                         -------------         -------------         -------------
  Subtotal                                                                       2,964                 5,556                 9,249
                                                                         -------------         -------------         -------------
Operating income                                                                 5,073                 6,067                 2,886
Non-operating expense (income)
  Interest expense (income)                                                       (261)                 (601)                 (689)
  Other expense (income)                                                             6                    --                    --
                                                                         -------------         -------------         -------------
  Subtotal                                                                        (255)                 (601)                 (689)
                                                                         -------------         -------------         -------------
Income before tax                                                                5,328                 6,668                 3,575
Income tax expense                                                                  --                    67                   149
                                                                         -------------         -------------         -------------
Net income                                                                       5,328                 6,601                 3,426
                                                                         =============         =============         =============
Basic earnings per ADS                                                           $0.17                 $0.19                 $0.10
Diluted earnings per ADS                                                         $0.15                 $0.19                 $0.10
MARGIN ANALYSIS:
Gross margin                                                                        65%                   63%                   60%
Operating margin                                                                    41%                   33%                   14%
Net margin                                                                          43%                   36%                   17%
ADDITIONAL DATA:
2.5G revenue                                                                   $10,525               $13,519               $14,366
2G revenue                                                                       1,835                 4,816                 5,866
ADS outstanding (million)                                                        34.25                 34.36                 34.45
ADS used in diluted EPS calculation (million)                                    34.72                 35.49                 35.64


Note 1: The conversion of Renminbi (RMB) into US dollar (USD) is based on the weighted averagerate of USD 1.00=RMB 8.1391. (The noon buying rate from July 1 to July 21, 2005 was USD1.00=RMB8.2765, and the noon buying rate from July 22 to September 30, 2005 was approximately USD1.00=RMB 8.0987 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

                              KongZhong Corporation

                 Condensed Consolidated Statements of Cash Flows
                                 (US$ thousands)
                                   (unaudited)

                                                                           FOR THE 9-MONTH           FOR THE 9-MONTH
                                                                                ENDED                     ENDED
                                                                            SEP. 30, 2004             SEP. 30, 2005
                                                                           ---------------           ---------------
Cash Flows From Operating Activities
Net Income                                                                         $13,770                   $15,911
Adjustments
  Amortization of deferred stock compensation                                          347                       270
  Depreciation and amortization                                                        493                     1,265
  Disposal of property & equipment                                                      --                         3
  Changes in operating assets and liabilities                                       (7,558)                    6,059
                                                                           ---------------           ---------------
Net Cash Provided by Operating Activities                                            7,052                    23,508

Cash Flows From Investing Activities
Purchase of property & equipment                                                    (2,083)                   (1,820)
Acquisition of long-term investments                                                                            (500)
Acquisition of subsidiaries                                                                                     (819)
                                                                           ---------------           ---------------
Net Cash Used in Investing Activities                                               (2,083)                   (3,139)

Cash Flows From Financing Activities
Exercised employee share options                                                                                 109
Incurred IPO expenses                                                               73,241                        --
Increase (decrease) in minority interest                                               121                       (97)
                                                                           ---------------           ---------------
Net Cash Used in Financing Activities                                               73,362                        12

Translation Adjustments                                                                  1                       630

Net increase in Cash and Cash Equivalents                                           78,332                    21,011
Cash and Cash Equivalents, Beginning of Period                                       3,743                    90,714
Cash and Cash Equivalents, End of Period                                            82,075                   111,725


Note 1: The conversion of Renminbi (RMB) into US dollar (USD) is based on the weighted average rate of USD 1.00=RMB 8.1391. (The noon buying rate from July 1 to July 21, 2005 was USD1.00=RMB8.2765 and the noon buying rate from July 22 to September 30, 2005 was approximately USD1.00=RMB 8.0987 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.)

                              KongZhong Corporation

                      Condensed Consolidated Balance Sheets
                                 (US$ thousands)
                                   (unaudited)

                                                              DEC. 31, 2004        JUN. 30, 2005       SEP. 30, 2005
                                                                 (NOTE 2)
                                                              -------------        -------------       -------------
Cash and cash equivalents                                           $90,714             $101,329            $111,725
Accounts receivable                                                  10,199               12,777              10,243
Other current assets                                                    720                  711               1,504
                                                              -------------        -------------       -------------
Total current assets                                                101,633              114,817             123,472

Rental deposits                                                         256                  376                 392
Intangible assets                                                        --                  295                 276
Property and equipment (net)                                          2,484                2,674               3,089
Long-term investment                                                     --                  500                 500
Goodwill                                                                 --                  646                 646
                                                              -------------        -------------       -------------
Total assets                                                       $104,373             $119,308            $128,375

Accounts payable                                                     $2,499               $3,445              $4,048
Other current liabilities                                             1,899                3,275               7,248
Amount due to related party                                              46                   36                  --
                                                              -------------        -------------       -------------
Total current liabilities                                             4,444                6,756              11,296

Minority interest                                                       121                   24                  24
                                                              -------------        -------------       -------------
Total liabilities                                                     4,565                6,780              11,320
Shareholders' equity                                                 99,808              112,528             117,055
                                                              -------------        -------------       -------------
Total liabilities & shareholders' equity                           $104,373             $119,308            $128,375


Note 1: The conversion of Renminbi (RMB) into US dollar (USD) is based on the weighted average rate of USD 1.00=RMB 8.1391. (The noon buying rate from July 1 to July 21, 2005 was USD1.00=RMB8.2765, and the noon buying rate from July 22 to September 30, 2005 was approximately USD1.00=RMB 8.0987 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.)

Note 2: The financial information at December 31, 2004 is derived from the audited financial statements for the year ended December 31, 2004 filed on Form 20-F.

ABOUT KONGZHONG:
KongZhong Corporation is a leading provider of advanced second generation (2.5G) wireless interactive entertainment, media, and community services to consumers in China. The Company delivers a broad range of services, through multiple technology platforms, which users can access directly from their mobile phones by choosing an icon embedded in select models of handsets or from a mobile operator's portal or web site.

SAFE HARBOR STATEMENT
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services market and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China's wireless interactive services market and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in this market; the state of and any change in our relationship with China's telecommunications operators; our dependence on the billing systems of mobile operators for our performance; changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; and changes in political, economic, legal and social conditions in China, including the Chinese government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications market. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KONGZHONG CONTACTS

Investor Contact:                                   Media Contact:
JP Gan                                              Xiaohu Wang
Chief Financial Officer                             Manager
Tel.:   +86 10 8857 6000                            Tel: +86 10 8857 6000
Fax:    +86 10 8857 5891                            Fax: +86 10 8857 5900
E-mail: ir@kongzhong.com                            E-mail: xiaohu@kongzhong.com

14